UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On February 15, 2005, Vermilion Energy Trust announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit A.

On February 17, 2005, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on March 15, 2005 to all unitholders of record on February 28, 2005. The press release is attached hereto as Exhibit B.

On February 22, 2005, Vermilion Energy Trust announced the operating and financial results for the year ended December 31, 2004. The press release is attached hereto as Exhibit C.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: February 28, 2005

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]

                                  PRESS RELEASE
            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                    FOR IMMEDIATE RELEASE - FEBRUARY 15, 2005

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.27706 to 1.28669. The increase will be effective on February 15, 2005. A "Notice of Retraction" must be received by Computershare by February 17, 2005 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on March 15, 2005.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      January 31, 2005
Opening Exchange Ratio                                                                  1.27706
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $22.55371
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.00963
Effective Date of the Increase in the Exchange Ratio                                    February 15, 2005
Exchange Ratio as of the Effective Date                                                 1.28669

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

                                                                       EXHIBIT B
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                       PRESS RELEASE - FEBRUARY 17, 2005
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on March 15, 2005 to all unitholders of record on February 28, 2005. The ex-distribution date for this payment is February 24, 2005. This will be the Trust's 25th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. Our operations are focused in western Canada, western Europe and, upon closing of our recently announced transaction, Australia. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

                                                                       EXHIBIT C
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                        PRESS RELEASE - FEBRUARY 22, 2005
                  YEAR END 2004 OPERATING AND FINANCIAL RESULTS

Vermilion Energy Trust ("Vermilion" or the "Trust") (TSX - VET.UN) is pleased to report operating and financial results for the year ended December 31, 2004. Prior results have been restated to show Aventura Energy Inc. ("Aventura") as a discontinued operation in accordance with Canadian generally accepted accounting principles. The financial statements consolidate the results for Verenex Energy Inc. ("Verenex") (TSX Venture - VNX).

2004 HIGHLIGHTS

>> Recorded Trust production of 22,990 boe/d compared to 22,942 boe/d in 2003. Fourth quarter 2004 production totalled 23,945 boe/d, compared to 24,297 boe/d in the third quarter of 2004 and 21,510 boe/d in the fourth quarter of 2003.

>> Maintained stable distributions of $0.17 per month, a rate that has remained constant since the Trust's initial distribution in March 2003. Vermilion anticipates that this level of distribution will be sustainable through 2005 provided commodity prices do not suffer a significant retraction.

>> Provided a total return to unitholders of 44.5% in 2004, comprised of 31.2% in capital appreciation and 13.3% in distributions. As of December 31, 2004, Vermilion unitholders enjoyed a total return approaching 105% since Vermilion converted to a trust on January 24, 2003.

>> Acquired 5,900 boepd of producing gas properties in the Netherlands and subsequently established a regional office in the city of Harlingen.

>> Divested the Trust's interest in Aventura Energy Inc. for proceeds of $165 million net to Vermilion.

>> Created Verenex Energy Inc., an international exploration and production company. Vermilion contributed interests in its exploration lands in France, a gross overriding royalty in Canada and $5.0 million in cash for a 53.7% equity position in Verenex.

>> Initiated a coalbed methane and shallow gas program with Glacier Energy Limited ("Glacier") pursuant to which a total of 25 wells were drilled in 2004. Vermilion assigned 50% of its working interest position in the joint venture lands for equity in Glacier in exchange for a 38% equity ownership in this private company.

>> Replaced 2004 production by more than 200% with new reserve additions. Increased the total proved and probable reserves by 10% to 93.01 mmboe. Increased reserves per Trust unit by 6.8%. Vermilion's reserve life as of January 1, 2005 is approximately 10.6 years.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Tuesday, February 22nd, 2005. The conference call will begin at 4:00 p.m. EST (2:00 p.m.
MST). To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21109312 followed by the pound "#" key. The replay will be available until midnight eastern time on Tuesday, March 1, 2005.


                                       1
--------------------------------------------------------------------------------

HIGHLIGHTS
                                                         THREE MONTHS ENDED                            YEAR ENDED
------------------------------------------------------------------------------------------------------------------
                                              Trust   Verenex                       Trust   Verenex
                                          Financial    Energy  CONSOLIDATED     Financial    Energy  CONSOLIDATED
(Unaudited)                             Information   Inc.(3)  DEC 31, 2004   Information   Inc.(3)  DEC 31, 2004
------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND
PER UNIT AMOUNTS)

Petroleum and natural gas revenues         $ 93,037   $   198      $ 93,235     $ 354,038  $    487   $   354,525
Funds from operations                        47,466       237        47,703       169,847       332       170,179
  Per unit, basic (1)                          0.72        --          0.72          2.57        --          2.58
Distributions (2)                            30,922        --        30,922       122,621        --       122,621
  Per unit                                     0.51        --          0.51          2.04        --         2.04%
  % Cash flow distributed                       65%        --           65%           72%        --           72%
Capital expenditures                         19,105   $ 9,650        28,755        50,673    16,586        67,259
Acquisitions                               $  8,511        --      $  8,511        93,990        --        93,990
Aventura proceeds                                --        --            --            --        --       164,585
Net debt (excluding financial derivatives)                                      $  84,686  $(18,282)  $    66,404
Trust units outstanding (1)
  Basic                                                                                                66,628,642
  Diluted                                                                                              71,372,742
Weighted average trust units outstanding (1)
  Basic                                                                                                66,087,146
  Diluted                                                                                              66,375,229
Unit trading
  High                                                                                                $     20.30
  Low                                                                                                 $     15.25
  Close                                                                                               $     20.12

OPERATIONS

Production
  Crude oil (bbls/d)                          9,590        --         9,590         9,523        --         9,523
  Natural gas liquids (bbls/d)                1,649        14         1,663         1,976         8         1,984
  Natural gas (mcf/d)                        76,237       328        76,565        68,942       187        69,129
  Boe/d (6:1)                                23,945        69        24,014        22,990        39        23,029
Average reference price
  WTI (US per bbl)                                                 $  48.28                           $     41.40
  Brent (US per bbl)                                                  44.00                                 38.22
  AECO (CDN per mcf)                                                   6.57                                  6.56
Average selling price
  Crude oil (per bbl)                      $  49.37   $    --      $  49.37     $   48.73  $     --   $     48.73
  Natural gas liquids (per bbl)               47.86     44.49         47.84         40.19     43.15         40.20
  Natural gas (per mcf)                        6.28      4.67          6.28          6.53      5.24          6.53
Netbacks per boe (6:1)
  Operations netback                          25.33     31.36         25.35         24.13     33.85         24.14
  Cash flow netback                           21.55     37.88         21.59         20.19     23.18         20.19
  Operating costs                              6.76        --          6.74          6.65        --          6.63
  General and administration               $   1.49   $    --      $   1.53     $    1.54  $     --   $      1.59

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(2) Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust's DRIP program.

(3) The Trust owns 53.7% of the outstanding shares of Verenex, necessitating the consolidation of the results of the Trust and Verenex.

The above table includes non-GAAP measurements, which may not be comparable to other companies.

NOTE: FOR A COMPLETE COPY OF VERMILION'S 2004 FINANCIAL STATEMENTS AND RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM AND/OR VERMILION'S WEBSITE AT WWW.VERMILIONENERGY.COM . THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE FEBRUARY 25, 2005.


                                       2
--------------------------------------------------------------------------------

2004 IN REVIEW

Vermilion concluded a number of transactions in 2004 including the acquisition of operated producing natural gas properties in the Netherlands, the divesture of the Trust's interest in Aventura, the creation of Verenex and the initiation of a joint venture with Glacier. During the fourth quarter, Vermilion acquired approximately 300 boe/d through two small transactions, one in Canada and one in the Netherlands. These acquisitions represented additional working interests in assets already owned by the Trust.

The Trust made a strong commitment in 2004 to its reclamation fund, increasing the money set aside to pay for future abandonment and reclamation costs to a total of $17.0 million. This fund will continue to grow and demonstrates Vermilion's commitment to the responsible management of its future liabilities.

Operationally, the Trust focused on workovers and recompletions of existing wells in 2004, supported by a modest drilling program. Vermilion also participated in the drilling of the Zuidwal A10 offshore well in the Netherlands, a commitment the Trust made as part of its asset transaction in the Netherlands.

Vermilion maintained a stable distribution stream, replaced over 100% of 2004 production with new reserves and exited the year with an improved balance sheet.

OPERATIONAL ACTIVITIES

In Canada, the Trust participated in the drilling of forty-three wells (23.0 net) in 2004, resulting in eight gas wells (4.4 net), two oil wells (1.7 net), two abandoned wells (0.7 net) and thirty-one standing wells (16.2 net) awaiting further evaluation, completion or tie-in. These numbers include twenty-five (10.8 net) wells drilled with Glacier, targeting coalbed methane and shallow gas a number of which are awaiting completion and tie-in.

In addition to the Trust's drilling operations, Vermilion had seven wells drilled on its lands by third party operators through farm-out arrangements in 2004. Vermilion maintained an overriding royalty or small working interest in these wells.

In France, Vermilion completed the La Torche 2 well during the first quarter of 2004 establishing further drilling opportunities which will be pursued over the next few years. In the Parentis field in the Aquitaine Basin, workovers and recompletions enabled the Trust to maintain year-end exit rates of production in France constant at approximately 6,000 boe/d. Up to four wells could be drilled in the Paris Basin in 2005, depending upon the success of the program.

In the Netherlands, Vermilion assumed full operatorship of all properties and facilities, including operatorship of the Zuidwal offshore platform. The Trust also participated in the drilling and completion of the Zuidwal A-10 well. The well appears to be in communication with the existing Zuidwal reservoir and no additional reserves can be attributed to the A-10 well. Production from the Zuidwal field is expected to increase marginally as a result of the A-10 well and other workover activities currently underway. Vermilion will continue to pursue the optimization of production from the Netherland properties in 2005.

                                  THREE MONTHS ENDED DEC 31, 2004        TWELVE MONTHS ENDED DEC 31, 2004
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-----------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                         5,510         41.33    12,398           5,723         46.38    13,453      59
     France                         5,713          1.45     5,954           5,763          1.53     6,018      26
     Netherlands(1)                    16         33.46     5,593              13         21.03     3,519      15
-----------------------------------------------------------------------------------------------------------------
     Total                         11,239         76.24    23,945          11,499         68.94    22,990     100
-----------------------------------------------------------------------------------------------------------------

(1)  Effective from May 19th, 2004

                                  THREE MONTHS ENDED DEC 31, 2003        TWELVE MONTHS ENDED DEC 31, 2003
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-----------------------------------------------------------------------------------------------------------------
     Canada                         6,028         54.27    15,073           6,678         59.96    16,671      73
     France                         6,155          1.69     6,437           6,018          1.51     6,271      27
-----------------------------------------------------------------------------------------------------------------
     Total                         12,183         55.96    21,510          12,696         61.47    22,942     100
-----------------------------------------------------------------------------------------------------------------


                                       3
--------------------------------------------------------------------------------

The average production in Canada during 2004 was 5,723 bbls/d of oil and NGL's and 46.4 mmcf/d of natural gas compared to 6,678 bbls/d of oil and NGL's and
60.0 mmcf/d of natural gas in 2003. Fourth quarter production averaged 5,510 bbls/d of oil and NGL's and 41.3 mmcf/d of natural gas, representing an annual decline of approximately 17.7% compared to fourth quarter 2003 volumes.

Production in France averaged 6,018 boe/d in 2004 a 4.0% decline compared to 6,271 boe/d production in 2003. Fourth quarter production averaged 5,954 boe/d and benefited from a recent recompletion in the Parentis field in the Aquitaine Basin. Only one well, La Torche 2, was completed in 2004.

Production in the Netherlands, acquired in May 2004, averaged 3,519 boe/d annualized for the year. Fourth quarter production from the Netherlands averaged 5,593 boe/d.

Total Trust production averaged 22,990 boe/d in 2004, compared to 22,942 boe/d in 2003. Production declines in Canada and France were offset with the acquisition of production in the Netherlands. Vermilion will benefit from a full year of Netherlands production in 2005 as well as from additional volumes from the recently announced Australian acquisition.

RESERVES SUMMARY

Gilbert Laustsen Jung Associates Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2004 year-end reserve evaluation report for the Trust. This report is in compliance with regulatory compliance initiatives1 (National Instrument 51-101).

Vermilion added total proved plus probable reserves of 16.83 mmboe, more than two times production in 2004. After production of 8.41 mmboe, the Trust's proved reserves (P90) increased by approximately 7.2% to 67.09 mmboe at January 1, 2005. Proved plus probable reserves (P50) increased by approximately 10% to
93.01 mmboe. Total proved plus probable reserves increased by 6.8% on a per unit basis during the period from January 1,2004 to January 1, 2005. Based on fourth quarter production rates, the Trust's effective reserve life index at January 1, 2005 is 7.7 years for proved reserves and 10.6 years for proved plus probable reserves.

(1) Under the 51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

The summary reserve statement and reserve reconciliation statement are included below. The reserves shown are Vermilion's working interest share before deducting royalties.

RESERVE SUMMARY TABLE (GROSS) (AS AT JANUARY 1, 2005)
-------------------------------------------------------------------------------------------------------------------
                                                                                             CUMULATIVE CASH FLOW
                                                                                               (ESCALATED PRICES)
-------------------------------------------------------------------------------------------------------------------
                           LIGHT & MEDIUM      NATURAL
                                      OIL           GAS       NGL'S         6:1             UNDISC.           10%
                                 (MMBBLS)         (BCF)    (MMBBLS)     (MMBOE)            ($000'S)      ($000'S)
-------------------------------------------------------------------------------------------------------------------
CANADA
Proved                              10.12          92.5        3.52       29.05             569,583       370,736
Proved plus probable                13.27         141.1        5.25       42.03             805,616       477,232
FRANCE
Proved                              25.08           2.3          --       25.46             451,400       255,316
Proved plus probable                35.19           3.2          --       35.73             619,388       301,534
NETHERLANDS
Proved                                 --          74.8        0.11       12.57             174,721       143,662
Proved plus probable                   --          90.7        0.14       15.26             228,215       172,618
-------------------------------------------------------------------------------------------------------------------
COMBINED
Proved                              35.20         169.5        3.64       67.09           1,195,703       769,715
Proved plus probable                48.46         235.0        5.38       93.01           1,653,220       951,384
-------------------------------------------------------------------------------------------------------------------

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ's escalating price and cost scenario, are presented for comparative purposes only and are not necessarily representative of fair market value. Numbers may not total due to rounding


                                       4
--------------------------------------------------------------------------------

RESERVE RECONCILIATION SUMMARY TABLE (AS AT JANUARY 1, 2005)
--------------------------------------------------------------------------------------
                                                                           P-50 TOTAL
                                                                    P-90       PROVED
                                                      PROVED       TOTAL         PLUS
                                                   PRODUCING      PROVED     PROBABLE
--------------------------------------------------------------------------------------
OIL EQUIVALENT (MMBBL) GAS AT 6:1
  CANADA
     Opening Balance:                                  29.30       34.36        46.24
         Drilling additions                             0.44        1.53         2.41
         Acquisition                                    0.19        0.19         0.20
         Technical revisions                            0.27       (2.10)       (1.89)
         Production                                    (4.92)      (4.92)       (4.92)
--------------------------------------------------------------------------------------
     CLOSING BALANCE                                   25.28       29.05        42.03
--------------------------------------------------------------------------------------
  FRANCE
     Opening Balance:                                  22.64       28.20        38.34
         Drilling additions                               --          --         0.65
         Technical revisions                            1.20        0.22         0.74
         Disposition                                      --       (0.76)       (1.81)
         Production                                    (2.20)      (2.20)       (2.20)
--------------------------------------------------------------------------------------
     CLOSING BALANCE                                   21.64       25.46        35.73
--------------------------------------------------------------------------------------
  NETHERLANDS
     Opening Balance:                                     --          --           --
         Drilling additions                               --          --           --
         Acquisition                                   13.83       13.86        16.54
         Technical revisions                              --          --           --
         Production                                    (1.28)      (1.28)       (1.28)
--------------------------------------------------------------------------------------
     CLOSING BALANCE                                   12.55       12.57        15.26
--------------------------------------------------------------------------------------
  COMBINED
     Opening Balance:                                  51.95       62.56        84.58
         Drilling additions                             0.44        1.53         3.05
         Acquisition                                   14.02       14.05        16.74
         Disposition                                      --       (0.76)       (1.81)
         Technical revisions                            1.47       (1.87)       (1.15)
         Production                                    (8.41)      (8.41)       (8.41)
--------------------------------------------------------------------------------------
     CLOSING BALANCE                                   59.47       67.09        93.01
--------------------------------------------------------------------------------------

Numbers may not total due to rounding

NOTE: FOR COMPLETE INFORMATION REGARDING VERMILION'S RESERVES, PLEASE REVIEW THE TRUST'S ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR (WWW.SEDAR.COM) ON OR BEFORE MARCH 31, 2005.

FINANCIAL REVIEW

The Trust generated cash flow of $47.5 million ($0.72 per unit) in the fourth quarter of 2004, compared to $45.6 million ($0.69 per unit) in the third quarter of 2004. The Trust's distributions in the fourth quarter totalled $30.9 million or $0.51 per unit for a payout ratio of 65%. Cash flow for the twelve months ended December 31, 2004 totalled $169.8 million compared to $145.4 million in the prior year. The year-to-date distributions of $122.6 million ($2.04 per unit) represent a payout ratio of approximately 72% of total cash flow before the impact of the Trust's DRIP program. Capital expenditures for the Trust in the fourth quarter totalled $27.6 million and include a $5.4 million acquisition of production in the Netherlands. Vermilion's year-end 2004 net debt level was $84.7 million. The increase above earlier projections of $75.0 million reflects two small acquisitions completed by the Trust in the fourth quarter.


                                       5
--------------------------------------------------------------------------------

BENCHMARK PRICES
------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                       YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004   DEC 31, 2003
------------------------------------------------------------------------------------------------------
AECO ($CDN/mcf)                                 $6.57           $5.75             $6.56          $6.69
WTI ($US/bbl)                                  $48.28          $31.18            $41.40         $31.04
Foreign exchange rate (CDN/USD)                 $0.82           $0.76             $0.77          $0.72
WTI (CDN$/bbl)                                 $58.87          $41.03            $53.77         $43.11
------------------------------------------------------------------------------------------------------

OUTLOOK

Vermilion continues to pursue a disciplined strategy to improve the sustainability of the Trust. The development capital program for 2005 is $68 mm. In Canada, Vermilion's 2005 drilling program will target infill wells identified by historical drilling success or recompletion success in the areas of interest.

The Trust will continue to target low risk workovers and recompletions, and will also participate with Glacier in 50-75 wells targeting coalbed methane and shallow gas zones. In France, Vermilion plans to drill three to four wells in the Paris Basin on the St. Juste-en-Brie license (La Torche). The production maintenance programs in the Parentis field and the evaluation of methods to improve recoveries from this world-class reservoir will also continue. In the Netherlands, Vermilion will focus on production optimization and will be reviewing drilling opportunities on some sizeable anomalies acquired with the assets with a view to drilling a well in late 2005 or early 2006.

Vermilion and Verenex are progressing on plans to run a 3-D seismic program over a large section of the Aquitaine Maritime license in the Bay of Biscay offshore southwestern France. Once the processing and evaluation of the seismic is complete, plans to have one to two wells drilled on this license in 2006 will commence.

In 2005, Vermilion will continue to pursue international acquisition opportunities, an area in which the Trust holds a competitive advantage. On February 1, Vermilion announced that it has entered into a letter of intent to purchase 4,800 boe/d of oil production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The proposed acquisition would add 12.1 mmboe of proved reserves and 16.0 mmboe of proved plus probable reserves at a acquisition price of approximately C$95 million, effective January 1, 2005. The transaction, which is expected to close on March 1, 2005, is subject to normal government and regulatory approvals and the waiver of first rights of refusal by the owner of the remaining 40% working interest. Details of this transaction are included in Vermilion's February 1, 2005 press release.

The proposed acquisition will establish a third core region for the Trust. Vermilion's strategy is to grow production in each of its core regions, Canada, Western Europe and Australia to between 10,000 and 20,000 boe/d over the next five years. This geographical diversity provides a greater selection of growth opportunities at lower cost acquisition metrics than currently available in western Canada. Following the Australian acquisition 42% of Vermilion's production will be sourced from western Canada, 44% from western Europe and the balance from Australia.

Non-residents own approximately 27% of its issued and outstanding units of Vermilion (not including exchangeables) and 25% if the exchangeable shares are included. This compares to 31% and 29%, respectively, at the end of the third quarter 2004. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.

In 2004, the Trust has applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries on Income Trusts". The Trust's interpretation of this EIC is that the exchangeable securities issued by a corporate subsidiary of the Trust would continue to qualify as a component of Unitholders' Equity rather than non-controlling interest as proposed by the EIC. However, it is the Trust's understanding that the EIC has had recent discussions indicating that the intent of EIC-151 was that all transferable exchangeable shares would be valued and presented as non-controlling interest and as such, the Trust's exchangeable shares have been presented as non-controlling interest in the accompanying consolidated financial statements. As a result, net earnings was reduced by $8.7 million and $4.2 million, respectively for the non-controlling interest's share of earnings in each of 2004 and 2003.


                                       6
--------------------------------------------------------------------------------

REVENUE

Total revenues for 2004 were $354.5 million compared to $314.1 million in 2003 and $93.2 million in the fourth quarter of 2004 compared to $73.1 million for the corresponding period in 2003. Vermilion's combined crude oil & NGL price was $47.26 per bbl ($49.14 per bbl for the quarter) in 2004, an increase of 13% over the $41.84 per bbl ($42.85 per bbl for the quarter) reported in 2003. The natural gas price realized in 2004 was $6.53 per mcf ($6.28 per mcf for the quarter) compared to $6.25 per mcf ($5.71 per mcf for the quarter) realized a year ago, a 4% year-over-year increase. In the following chart, "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, 2004.

($000'S except per BOE)
--------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                         YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003       DEC 31, 2004    DEC 31, 2003
--------------------------------------------------------------------------------------------------------
Crude oil & NGL's                             $50,880         $48,030           $199,060        $193,895
Per boe                                        $49.14          $42.85             $47.26          $41.84
Natural gas                                    44,214          29,395            165,174         140,187
Per mcf                                         $6.28           $5.71              $6.53           $6.25
--------------------------------------------------------------------------------------------------------
Combined                                       95,094          77,425            364,234         334,082
Derivative instruments                         (1,859)         (4,311)            (9,709)        (19,936)
--------------------------------------------------------------------------------------------------------
Petroleum and natural gas revenue             $93,235         $73,114           $354,525        $314,146
--------------------------------------------------------------------------------------------------------

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl and Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl.

The impact of Vermilion's hedging program reduced cash netbacks by $3.73 per boe on a combined basis in 2004, compared to a hedging loss of $2.38 per boe in 2003. Oil hedging resulted in a $34.1 million cost for the year ($11.2 million for the quarter) $4.04 per boe for the year and $5.05 per boe for the quarter. In 2003, oil hedging resulted in a $17.5 million cost for the year ($4.3 million for the quarter) $1.89 per boe for the year and $1.96 per boe for the quarter. The Trust recorded a net gain from its currency hedges totalling $3.3 million, $0.39 per boe for the year and $1.8 million for the quarter, $0.80 per boe.

ROYALTIES

Total royalties, net of ARTC, decreased to $7.54 per boe ($5.75 per boe in the quarter) in 2004 or 17% of sales compared with $8.92 per boe ($8.24 per boe in the quarter) or 22% of sales in 2003. The decrease is due mostly to the fact that there are no royalties paid in the Netherlands. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not fluctuate with price changes.

($000's except per BOE)
--------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                         YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003       DEC 31, 2004    DEC 31, 2003
--------------------------------------------------------------------------------------------------------
Crude oil & NGL's                            $  7,355        $  7,800            $31,105         $33,242
Per boe                                         $7.10           $6.96              $7.39           $7.17
Natural gas                                     5,351           8,499             32,450          41,477
Per mcf                                         $0.76           $1.65              $1.28           $1.85
--------------------------------------------------------------------------------------------------------
Combined                                      $12,706         $16,299            $63,555         $74,719
--------------------------------------------------------------------------------------------------------
Per boe                                         $5.75           $8.24              $7.54           $8.92
--------------------------------------------------------------------------------------------------------

OPERATING COSTS

Operating costs increased to $6.63 per boe ($6.74 per boe in the quarter) in 2004 from $6.11 per boe ($6.90 per boe in the quarter) in 2003. In Canada, declining production volumes resulted in year over year increases in costs per boe resulting from the impact of fixed costs. In France, operating costs are up due primarily to the increase in maintenance work performed in the second and third quarters. The production in the Netherlands reflects operating costs of $6.55 per boe from closing on May 19, 2004 to the end of the year.


                                       7
--------------------------------------------------------------------------------

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Crude oil & NGL's                              $7,960          $8,217           $30,632         $30,951
Per boe                                         $7.69           $7.33             $7.27           $6.68
Natural gas                                     6,942           5,447            25,285          20,210
Per mcf                                         $0.99           $1.06             $1.00           $0.90
-------------------------------------------------------------------------------------------------------
Combined                                      $14,902         $13,664           $55,917         $51,161
-------------------------------------------------------------------------------------------------------
Per boe                                         $6.74           $6.90             $6.63           $6.11
-------------------------------------------------------------------------------------------------------

TRANSPORTATION

Effective for 2004, Vermilion's transportation costs have been presented as an expense in the statement of earnings whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France.

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Transportation                                 $2,132          $2,677            $9,865         $10,370
-------------------------------------------------------------------------------------------------------
Per boe                                         $0.97           $1.35             $1.17           $1.24
-------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year increased to $1.59 per boe ($1.53 per boe for the quarter) from $1.24 per boe ($1.31 per boe in the quarter) in 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes on a consolidated basis.

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
General and administration                     $3,376          $2,598           $13,410         $10,368
-------------------------------------------------------------------------------------------------------
Per boe                                         $1.53           $1.31             $1.59           $1.24
-------------------------------------------------------------------------------------------------------

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $3.18 per boe ($2.59 per boe for the quarter) was recorded in 2004 compared to $0.99 per boe ($1.56 per boe in the quarter) in 2003. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan.

The amounts are determined based on the market price of the units at the financial statement date. The expense in 2004 reflects the significant increase in the trading price of Vermilion's trust units when compared to the unit trading price increases recorded in 2003.

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Unit compensation expense                      $5,732          $3,082           $26,766          $8,303
-------------------------------------------------------------------------------------------------------
Per boe                                         $2.59           $1.56             $3.18           $0.99
-------------------------------------------------------------------------------------------------------


                                        8
--------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense decreased to $0.37 per boe ($0.26 per boe in the quarter) in 2004 from $1.05 per boe ($1.06 per boe in the quarter) in 2003 as a result of lower average debt levels. Debt levels are lower in 2004 primarily as a result of the December 2003 equity financing issue combined with the sale of Aventura which closed in May 2004.

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Interest                                         $570          $2,360            $3,086          $9,348
-------------------------------------------------------------------------------------------------------
Per boe                                         $0.26           $1.06             $0.37           $1.05
-------------------------------------------------------------------------------------------------------

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation expenses increased to $10.95 per boe ($10.87 per boe in the quarter) in 2004 from $10.76 per boe ($11.21 per boe for the quarter) in 2003. The increase is due mainly to the increase of finding and development costs in Canada. Depletion also increased as a result of the asset increase due to the implementation of the EIC 151 change described earlier.

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Depletion and depreciation                    $24,763         $22,906           $95,279         $91,947
-------------------------------------------------------------------------------------------------------
Per boe                                        $11.21          $11.58            $11.30          $10.98
-------------------------------------------------------------------------------------------------------

TAXES

The Trust's current tax provision has increased to $2.03 per boe ($1.97 per boe in the quarter) in 2004 from $0.59 per boe ($0.59 per boe in the quarter) in 2003. The current provision is based on a $14.6 million tax liability in France and a $8.5 million tax liability in the Netherlands for the full year. The tax liability in the Netherlands will be allocated to the purchase price for the period from January 1 to May 19 2004 in accordance with the allocation of revenues and expenses related to the Netherlands assets for that same time period. In Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

In 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in 2004.

($000'S except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Current and capital tax                        $4,346          $1,165           $17,108          $4,966
-------------------------------------------------------------------------------------------------------
Per boe                                         $1.97           $0.59             $2.03           $0.59
-------------------------------------------------------------------------------------------------------

ASSET RETIREMENT OBLIGATION

At December 31, 2004, Vermilion had recorded an asset retirement obligation of $51.7 million for the future abandonment and reclamation of its properties. Previously reported amounts for the year ended December 31, 2003 have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2004 and required retroactive application with restatement of prior periods.


                                       9
--------------------------------------------------------------------------------

($000's except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Accretion expense                                $711            $282            $2,261          $1,134
-------------------------------------------------------------------------------------------------------
Per boe                                         $0.32           $0.14             $0.27           $0.13
-------------------------------------------------------------------------------------------------------


FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange gain of $0.16 per boe ($0.85 loss per boe for the quarter) was recorded in 2004 with a loss of $0.36 per boe ($1.13 per boe for the quarter) in 2003. The gain is mostly unrealized and relates to the strengthening Canadian dollar versus the Euro on the Netherlands asset retirement obligation.

($000'S except per BOE)
-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                        YEAR ENDED
                                         DEC 31, 2004    DEC 31, 2003      DEC 31, 2004    DEC 31, 2003
-------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                   $1,868          $2,223          $(1,285)          $2,998
-------------------------------------------------------------------------------------------------------
Per boe                                         $0.85           $1.13           $(0.16)           $0.36
-------------------------------------------------------------------------------------------------------



                                       10
--------------------------------------------------------------------------------

NETBACKS (6:1)                                                                                  THREE      TWELVE
                                                                                               MONTHS      MONTHS
                                               THREE MONTHS                 TWELVE MONTHS       ENDED       ENDED
                                         ENDED DEC 31, 2004            ENDED DEC 31, 2004   DEC 31/03   DEC 31/03
------------------------------------------------------------------------------------------------------------------
                                  OIL &   NATURAL               OIL &   NATURAL            (RESTATED)  (RESTATED)
                                   NGLS       GAS     TOTAL      NGLS       GAS     TOTAL       TOTAL       TOTAL
                                  $/BBL     $/MCF     $/BOE     $/BBL     $/MCF     $/BOE       $/BOE       $/BOE
------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                            $55.02     $6.98    $47.72    $48.58     $7.07    $45.04      $39.08      $40.53
Realized hedging loss             (8.20)     0.01     (3.62)    (7.01)    (0.04)    (3.11)      (1.67)      (2.01)
Royalties (net)                   (9.22)    (1.40)    (8.76)    (9.70)    (1.90)   (10.68)      (9.70)     (10.59)
Transportation                    (0.07)    (0.16)    (0.58)    (0.06)    (0.17)    (0.61)      (0.62)      (0.60)
Lifting costs                     (7.88)    (0.87)    (6.39)    (7.34)    (0.91)    (6.27)      (7.12)      (5.82)
------------------------------------------------------------------------------------------------------------------
Operating netback                $29.65     $4.56    $28.37    $24.47     $4.05    $24.37      $19.97      $21.51
------------------------------------------------------------------------------------------------------------------
FRANCE
Price                            $43.48     $5.62    $43.08    $45.96     $5.16    $45.32      $39.22      $38.20
Realized hedging loss             (9.94)       --     (9.54)    (7.63)       --     (7.31)      (3.36)      (3.37)
Royalties (net)                   (5.10)    (0.25)    (4.95)    (5.11)    (0.32)    (4.98)      (4.81)      (4.49)
Transportation                    (2.80)       --     (2.69)    (3.25)       --     (3.11)      (3.06)      (2.92)
Lifting costs                     (7.54)    (1.90)    (7.70)    (7.23)    (2.42)    (7.54)      (6.39)      (6.88)
------------------------------------------------------------------------------------------------------------------
Operating netback                $18.10     $3.47    $18.20    $22.74     $2.42    $22.38      $21.60      $20.54
------------------------------------------------------------------------------------------------------------------
NETHERLANDS
Price                            $52.94     $5.45    $32.78    $50.05     $5.44    $32.71  $       --  $       --
Lifting costs                        --     (1.10)    (6.59)       --     (1.10)    (6.55)         --          --
------------------------------------------------------------------------------------------------------------------
Operating netback                $52.94     $4.35    $26.19    $50.05     $4.34    $26.16  $       --  $       --
------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                            $49.15     $6.28    $43.08    $47.27     $6.53    $43.23      $39.12      $39.90
Realized hedging loss             (9.07)       --     (4.25)    (7.31)    (0.03)    (3.73)      (2.18)      (2.38)
Royalties (net)                   (7.11)    (0.76)    (5.77)    (7.39)    (1.29)    (7.55)      (8.24)      (8.92)
Transportation                    (1.46)    (0.09)    (0.97)    (1.66)    (0.11)    (1.17)      (1.35)      (1.24)
Lifting costs                     (7.70)    (0.99)    (6.76)    (7.28)    (1.00)    (6.65)      (6.90)      (6.11)
------------------------------------------------------------------------------------------------------------------
Operating netback                $23.81     $4.44    $25.33    $23.63     $4.10    $24.13      $20.45      $21.25
------------------------------------------------------------------------------------------------------------------
VERENEX ENERGY INC.
Price                            $44.49     $4.67    $31.36    $43.15     $5.24    $33.85  $       --  $       --
------------------------------------------------------------------------------------------------------------------
Operating netback                $44.49     $4.67    $31.36    $43.15     $5.24    $33.85  $       --  $       --
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                            $49.14     $6.28    $43.04    $47.26     $6.53    $43.21      $39.12      $39.90
Realized hedging loss             (9.06)       --     (4.23)    (7.31)    (0.03)    (3.73)      (2.18)      (2.38)
Royalties (net)                   (7.10)    (0.76)    (5.75)    (7.39)    (1.28)    (7.54)      (8.24)      (8.92)
Transportation                    (1.46)    (0.09)    (0.97)    (1.66)    (0.11)    (1.17)      (1.35)      (1.24)
Lifting costs                     (7.69)    (0.99)    (6.74)    (7.27)    (1.00)    (6.63)      (6.90)      (6.11)
------------------------------------------------------------------------------------------------------------------
Operating netback                $23.83     $4.44    $25.35    $23.63     $4.11    $24.14      $20.45      $21.25
------------------------------------------------------------------------------------------------------------------
General & administration                              (1.53)                        (1.59)      (1.31)      (1.24)
Reorganization costs                                     --                             --         --       (1.05)
Interest                                              (0.26)                        (0.37)      (1.06)      (1.05)
Foreign exchange                                         --                          0.04       (0.11)      (0.03)
Current and capital taxes                             (1.97)                        (2.03)      (0.59)      (0.59)
------------------------------------------------------------------------------------------------------------------
Cash flow netback                                    $21.59                        $20.19      $17.38      $17.29
------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                           (11.21)                       (11.30)     (11.58)     (10.98)
Future income taxes                                   (5.56)                         2.50        0.76        2.84
Deferred financing charges                               --                            --       (0.13)      (0.07)
Foreign exchange                                      (0.85)                         0.12       (1.02)      (0.33)
Non-controlling interest                               0.06                          0.04          --          --
Non-controlling interest-
     exchangeable shares                              (0.59)                        (1.03)      (0.31)      (0.50)
Trust units issued                                       --                            --          --       (2.01)
Accretion expense                                     (0.32)                        (0.27)      (0.14)      (0.13)
Equity in losses of affiliate                         (0.01)                           --          --          --
Unrealized loss on derivative
     instruments                                       6.88                         (2.00)         --          --

Gain (loss) from discontinued
     operations                                        0.82                          7.85        0.15       (0.20)

Fair value of stock compensation                      (2.59)                        (3.18)      (1.56)      (0.99)
------------------------------------------------------------------------------------------------------------------
Earnings netback                                    $  8.22                        $12.92     $  3.55     $  4.92
------------------------------------------------------------------------------------------------------------------

The above table includes non-GAAP measurements which may not be comparable to other companies, including "operating netback" and "cash flow netback".


                                       11
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)
                                                              DECEMBER 31,  DECEMBER 31,
                                                                     2004          2003
----------------------------------------------------------------------------------------
                                                                              (Restated)
ASSETS

Current
       Cash and cash equivalents                                $  65,031    $  44,320
       Accounts receivable                                         54,044       37,178
       Crude oil inventory                                          4,468        3,477
       Fair value of derivative instruments                            68           --
       Prepaid expenses and other                                   5,022        2,949
       Current assets related to discontinued operations               --        8,559
----------------------------------------------------------------------------------------
                                                                  128,633       96,483

Deferred charges for derivative instruments                         4,718           --
Long-term investment                                                5,398           --
Reclamation fund                                                   17,016        1,678
Capital assets related to discontinued operations                      --       85,597
Capital assets                                                    688,837      596,831
----------------------------------------------------------------------------------------
                                                                $ 844,602    $ 780,589
========================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities                 $  85,837    $  78,515
       Distributions payable to unitholders                        10,320       10,065
       Income taxes payable                                        23,798        4,966
       Fair value of derivative instruments                        21,678           --
       Current liabilities related to discontinued operations          --        1,371
----------------------------------------------------------------------------------------
                                                                  141,633       94,917

Long-term debt                                                     75,014      135,558
Asset retirement obligation                                        51,688       15,570
Future income taxes related to discontinued operations                 --        6,919
Future income taxes                                               145,680      151,198
----------------------------------------------------------------------------------------
                                                                  414,015      404,162
----------------------------------------------------------------------------------------
Non-controlling interest                                           16,257           --
----------------------------------------------------------------------------------------
Non-controlling interest - exchangeable shares                     23,069       15,129
----------------------------------------------------------------------------------------

Unitholders' equity
       Unitholders' capital                                       247,928      221,858
       Contributed surplus                                         27,697       10,100
       Accumulated earnings                                       337,186      228,269
       Accumulated cash distributions                            (221,550)     (98,929)
----------------------------------------------------------------------------------------
                                                                  391,261      361,298
----------------------------------------------------------------------------------------
                                                                $ 844,602    $ 780,589
========================================================================================


                                       12
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                           THREE MONTHS ENDED                          YEAR ENDED
                                                ------------------------------    --------------------------------
                                                 DECEMBER 31,    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                         2004            2003              2004              2003
------------------------------------------------------------------------------------------------------------------
                                                                   (RESTATED)                          (RESTATED)
Revenue:
     Petroleum and natural gas revenue           $     93,235    $     73,114      $    354,525      $    314,146
     Royalties (net)                                   12,706          16,299            63,555            74,719
------------------------------------------------------------------------------------------------------------------
                                                       80,529          56,815           290,970           239,427
------------------------------------------------------------------------------------------------------------------
Expenses:
     Production                                        14,902          13,664            55,917            51,161
     Transportation                                     2,132           2,677             9,865            10,370
     Accretion                                            711             282             2,261             1,134
     Unit compensation                                  5,732           3,082            26,766             8,303
     Loss on derivative instruments                    (7,709)             --            38,597                --
     Interest on long-term debt                           570           2,360             3,086             9,348
     General and administration                         3,376           2,598            13,410            10,368
     Reorganization costs                                  --              --                --            25,628
     Foreign exchange loss (gain)                       1,868           2,223            (1,285)            2,998
     Depletion and depreciation                        24,763          22,906            95,279            91,947
------------------------------------------------------------------------------------------------------------------
                                                       46,345          49,792           243,896           211,257
------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, other items
   and discontinued operations                         34,184           7,023            47,074            28,170
------------------------------------------------------------------------------------------------------------------
Income taxes (recovery):
     Future                                            12,286          (1,493)          (21,033)          (23,832)
     Current                                            4,339             961            16,583             4,205
     Capital                                                7             204               525               761
------------------------------------------------------------------------------------------------------------------
                                                       16,632            (328)           (3,925)          (18,866)
------------------------------------------------------------------------------------------------------------------
Other items:
     Non-controlling interest - exchangeable
        shares                                          1,298             592             3,882             4,335
     Non-controlling interest                            (129)             --              (338)               --
     Equity in losses of affiliate                         30              --                41                --
------------------------------------------------------------------------------------------------------------------
                                                        1,199             592             3,585             4,335
------------------------------------------------------------------------------------------------------------------

Net earnings from continuing operations                16,353           6,759            47,414            42,701
     Net earnings (loss) from discontinued
        operations                                      1,800             294            66,286            (1,642)
     Non-controlling interest - exchangeable
        shares (gain)                                      --              22             4,783              (157)
------------------------------------------------------------------------------------------------------------------
Net earnings                                           18,153           7,031           108,917            41,216
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period
   as previously reported                             335,076         228,957           240,493           183,751
Changes in accounting policies                        (16,043)         (7,719)          (12,224)            3,302
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of
   period, as restated                                319,033         221,238           228,269           187,053
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period              $    337,186    $    228,269      $    337,186      $    228,269
==================================================================================================================

Net earnings from continuing operations
   per trust unit:
     Basic                                       $       0.27    $       0.12      $       0.79      $       0.80
     Diluted                                     $       0.26    $       0.12      $       0.77      $       0.80
------------------------------------------------------------------------------------------------------------------

Net earnings per trust unit:
     Basic                                       $       0.30    $       0.13      $       1.81      $       0.78
     Diluted                                     $       0.29    $       0.13      $       1.77      $       0.77
------------------------------------------------------------------------------------------------------------------

Weighted average trust units outstanding:
     Basic                                         60,564,348      54,436,640        60,166,163        53,114,697
     Diluted                                       66,694,527      60,878,472        66,375,229        59,093,044
------------------------------------------------------------------------------------------------------------------


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


CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S UNAUDITED)
                                                           THREE MONTHS ENDED                          YEAR ENDED
                                                 ----------------------------      -------------------------------
                                                 DECEMBER 31,    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                         2004            2003              2004              2003
------------------------------------------------------------------------------------------------------------------
                                                                   (RESTATED)                          (RESTATED)
Cash and cash equivalents provided by (used in):
OPERATING
     Net earnings                                   $  18,153       $   7,031          $108,917         $  41,216
     Items not affecting cash:
       Depletion and depreciation                      24,763          22,906            95,279            91,947
       Amortization of deferred charges for
         derivative instruments                         1,859              --             9,709                --
       Unrealized loss on derivative instruments      (17,066)             --             7,183                --
       Unit compensation                                5,732           3,082            26,766             8,303
       Accretion                                          711             282             2,261             1,134
       Equity in losses of affiliate                       30              --                41                --
       Unrealized foreign exchange loss (gain)          1,866           2,011              (985)            2,766
       Amortized deferred financing costs                  --             257                --               590
       Non-controlling interest                          (129)             --              (338)               --
       Non-controlling interest - exchangeable
         shares                                         1,298             614             8,665             4,178
       Trust units issued on cancellation of employee
         stock options                                     --              --                --            16,817
       (Earnings) loss from discontinued operations    (1,800)           (294)          (66,286)            1,642
       Future income taxes (recovery)                  12,286          (1,493)          (21,033)          (23,832)
------------------------------------------------------------------------------------------------------------------
     Funds from operations                             47,703          34,396           170,179           144,761
     Asset retirement costs incurred                     (879)           (731)           (1,281)           (2,034)
     Changes in non-cash operating working capital      8,694          19,590            22,479            13,168
------------------------------------------------------------------------------------------------------------------
                                                       55,518          53,255           191,377           155,895
------------------------------------------------------------------------------------------------------------------
INVESTING
     Proceeds on sale of Aventura                          --              --           164,585                --
     Drilling and development of petroleum
        and natural gas properties                    (28,755)        (27,269)          (67,259)          (66,919)
     Cash acquired through acquisition of subsidiary       --              --                62                --
     Acquisition of petroleum and natural gas property (8,511)             --           (72,985)               --
     Contributions to reclamation fund                 (3,864)         (1,123)          (15,338)           (1,678)
     Changes in non-cash investing working capital     (9,656)             --           (37,131)           (2,673)
------------------------------------------------------------------------------------------------------------------
                                                      (50,786)        (28,392)          (28,066)          (71,270)
------------------------------------------------------------------------------------------------------------------
FINANCING
     Increase (decrease) in long-term debt             17,920         (59,291)          (60,544)          (57,467)
     Increase in deferred financing charges                --              --                --              (155)
     Issue of trust units for cash, net of issue costs    455          80,752             8,836            81,953
     Cash acquired on shares issued by
        subsidiary, net of share issue costs               --              --            24,206                --
     Distribution reinvestment plan                     2,076           2,858             6,662             6,209
     Cash distributions                               (30,887)        (26,799)         (122,366)          (88,864)
     Changes in non-cash financing working capital        (93)             --               104              (402)
------------------------------------------------------------------------------------------------------------------
                                                      (10,529)         (2,480)         (143,102)          (58,726)
------------------------------------------------------------------------------------------------------------------
     Foreign exchange gain (loss) on cash
        held in a foreign currency                        735          (3,533)              502            (4,103)
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                (5,062)         18,850            20,711            21,796
Cash and cash equivalents, beginning of period         70,093          25,470            44,320            22,524
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            $  65,031       $  44,320         $  65,031         $  44,320
==================================================================================================================

Cash payments
     Interest                                       $     928      $    2,785         $   3,512         $  10,080
     Taxes                                          $   7,010      $       17         $  14,208         $   9,869
------------------------------------------------------------------------------------------------------------------

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer or Paul Beique, Director, Investor Relations 2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Phone: (403) 781-9449; Fax: (403) 264-6306; IR Toll Free:
1-866-895-8101 INVESTOR_RELATIONS@VERMILIONENERGY.COM www.vermilionenergy.com



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